UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM SD
Specialized Disclosure Report

_______________________

Idaho Power Company

(Exact name of the registrant as specified in its charter)

Idaho	1-3198	82-0130980
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No)

1221 W. Idaho Street, Boise, ID		83702-5627
(Address of principal executive offices)		(Zip code)

Cheryl W. Thompson, Esq.	(208) 388-2200
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 - Conflict Minerals Disclosure

This Form SD of Idaho Power Company (the “Company”) is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2018 to December 31, 2018.

Introduction
Idaho Power Company (the “Company”) is an electric utility engaged in the generation, transmission, distribution, sale, and purchase of electric energy and capacity with a service area covering approximately 24,000 square miles in southern Idaho and eastern Oregon. In connection with its electric utility business, the Company developed a cloud seeding generator (the “Device”), which the Company utilizes to increase snow pack that ultimately provides additional water for the Company’s hydroelectric generation projects. Increased snow pack also benefits irrigators, winter recreationists, wildlife and river users. Since 2015, the Company has sold a total of six of the Devices and various related services to an unaffiliated third-party with gross proceeds to the Company of less than $500,000 in the aggregate. The Company did not sell any of the Devices prior to 2015.
Conflict Minerals Disclosure

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which certain minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for the purposes of the Rule are the Democratic Republic of the Congo and each adjoining country. The Company purchases from third parties certain components that the Company then installs into the Device, and the Company has determined that some of those components contain Conflict Minerals.

Therefore, the Company conducted a good faith reasonable country of origin inquiry regarding the use and source of Conflict Minerals in the manufacture of the Device. This good faith reasonable country of origin inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. Specifically, the Company surveyed each of its first tier suppliers who provide materials incorporated into the Device and obtained written representations and certifications regarding the source of Conflict Minerals contained in their product, if any, which are incorporated into the Device. In some cases, the Company also reviewed information provided by suppliers in the Electronic Industry Citizenship Coalition Global e-Sustainability Initiative Conflict Minerals Reporting Template in connection with its survey of its suppliers. The Company also requested confirmation from some of its first tier suppliers that they do a similar survey of any subcontractors they use in connection with providing materials for the Device, and in some cases the Company contacted those subcontractors directly. Each first tier supplier as well as other subcontractors to the first tier suppliers that were contacted by the Company has provided the Company with written certifications or other evidence satisfactory to the Company that the materials supplied for the Device by such first tier suppliers or any of its subcontractors either did not contain Conflict Minerals or that the Conflict Materials originated from outside of the Covered Countries or were from recycled or scrap resources. In addition, the Company included a covenant in its certifications with some of its first tier suppliers that such suppliers' materials incorporated into the Device will either not incorporate Conflict Minerals or will only utilize Conflict Minerals from outside of the Covered Countries or from recycled or scrap resources.

Based on its review of the information, certifications, and evidence provided by suppliers of materials containing Conflict Minerals, the Company determined that it has no reason to believe that any Conflict Minerals used in the Device that were necessary to the functionality or production of the Device have originated in the Covered Countries, or it has reason to believe that the Conflict Minerals came from recycled or scrap sources. This information is publicly available at the Company’s website, www.idahopower.com/about-us/environmental-stewardship.

Section 2 - Exhibits

Based on the above, no Conflict Minerals Report is required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 24, 2019

IDAHO POWER COMPANY

By:	/s/ Brian R. Buckham

Name:	Brian R. Buckham

Title:	Senior Vice President and General Counsel